June 30, 2008

Mail Stop 4561

Mr. R. Scott Smith, Jr.
Chairman, Chief Executive Officer, and President
Fulton Financial Corporation
One Penn Square
P.O. Box 4887
Lancaster, Pennsylvania 17604

Re: Fulton Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
File Number: 000-10587

Dear Mr. Smith:

We have reviewed your filings and have the following comments. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, filed February 29, 2008

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Equity Market Price Risk, page 44

1. We note your disclosure that you hold equity securities of financial institutions
    with a cost basis of $92.7 million and unrealized losses of $23.6 million as of
    December 31, 2007. We further note that you recorded an other than temporary
    impairment charge of $292,000 in 2007 and $3.8 million in the first quarter of
    2008 related to some of these equity securities, and that the cost basis and
    unrealized losses of these securities were $88.2 million and $21.6 million,
    respectively, at March 31, 2008. Please tell us how you determined the amounts
    of other-than-temporary impairment charges recorded during the year ended
    December 31, 2007, and the quarter ended March 31, 2008, and your
    consideration of the guidance in Staff Accounting Bulletin No. 59, SFAS 115, and
    FASB Staff Position Nos. FAS 115-1 and FAS 124-1. In your response, please
    address the following:

    •   Provide us with a detail of each of the financial institution equity securities
        you hold as of December 31, 2007, March 31, 2008 and June 30, 2008 with
        the attributable cost basis, fair values, unrealized gains/losses, and duration of
        unrealized loss, as applicable;
    •   How you considered the financial condition and near term prospects of the
        issuers, and the severity and duration of the unrealized losses in determining
        that no additional other-than-temporary impairment was required for each
        period; and
    •   How you determined the "reasonable period of time sufficient for a recovery
        of fair value" with respect to these securities given the current market
        conditions.

Form 10-Q, filed May 12, 2008

Notes to Consolidated Financial Statements, page 7

2. Please tell us how you have complied with the disclosure requirements of
    paragraphs 19-22 of SFAS 115 or revise future filings accordingly.

Form 8-K, filed May 29, 2008

Item 8.01 – Other Events, page 2

3.   We note your disclosure regarding your intent to purchase student loan auction rate certificates (ARCs) held on behalf of customers of Fulton Financial Advisors, N.A. (FFA), given the failed auctions in the ARC markets and the resulting illiquidity that exists. Please address the following:

- Tell us further the specific conditions or events that would result in your purchase of these investments from your customers. We note your disclosure that you intend to purchase these investments from time to time based on when each customers' liquidity need arises;
- Describe the methodology and tell us the specific assumptions used in determining a $13 million liability related to your expected purchases of ARCs and the estimated fair values of those ARCs. As necessary, please consider providing us with a copy of the valuation report used in estimating the liability;
- Tell us the "other available information" you relied upon to support your estimate of this liability and whether this information resulted in an adjustment to the amount determined in the valuation report;
- How you determined that the fair value of the ARCs held by FFA customers would be approximately 95% of their par value;
- Tell us how you considered the credit quality of the ARC issuer(s) in determining the FV and also in determining whether to buyback these ARCs; and
- Tell us if you have purchased or have formally committed to purchase any of these ARCs from your customers. If so, please tell us the amount of the purchase price, the purchase discount, and the estimated fair value of these ARCs.

Additionally, please provide us with the disclosures that you intend to include in your Form 10-Q for the period ended June 30, 2008, related to these purchases.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3423, if you have questions regarding these comments.

Sincerely,

Amit Pande
Assistant Chief Accountant